UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. 3)*

Main Street Capital Corporation

(Name of Issuer)

Common Stock

(Title of Class of Securities)

56035L104

(CUSIP Number)

December 31, 2010

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☐	Rule 13d-1(c)
☒	Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 56035L104

1	Names of Reporting Persons Todd A. Reppert

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned by Each Reporting Person With:	5	Sole Voting Power 539,057.9

	6	Shared Voting Power 159,983.2 (1)

	7	Sole Dispositive Power 539,057.9

	8	Shared Dispositive Power 159,983.2 (1)

9	Aggregate Amount Beneficially Owned by Each Reporting Person 699,041.1

10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11	Percent of Class Represented by Amount in Row (9) 3.7%

12	Type of Reporting Person (See Instructions) IN

(1)                                                                                                                                  Represents 159,983.2 shares of Common Stock held by Reppert Investments Limited Partnership which are beneficially owned by Mr. Reppert.

SCHEDULE 13G

Item 1(a)	Name of Issuer. Main Street Capital Corporation
Item 1(b)	Address of Issuer’s Principal Executive Offices. 1300 Post Oak Blvd., Ste. 800 Houston, TX 77056

Item 2(a)	Name of Person Filing. Todd A. Reppert
Item 2(b)	Address of Principal Business Office. 1300 Post Oak Blvd., Ste. 800 Houston, TX 77056
Item 2(c)	Citizenship. United States of America
Item 2(d)	Title of Class of Securities. Common Stock
Item 2(e)	CUSIP Number. 56035L104

Item 3	Not Applicable

Item 4	Ownership.
(a) Amount beneficially owned: 699,041.1
(b) Percent of class: 3.7%
(c) Number of shares as to which such person has:
(i) Sole power to vote or direct the vote: 539,057.9
(ii) Shared power to vote or to direct the vote: 159,983.2 (2)
(iii) Sole power to dispose or to direct the disposition of: 539,057.9
(iv) Shared power to dispose or to direct the disposition of: 159,983.2 (2)

Item 5	Ownership of Five Percent or Less of a Class.
Not Applicable

(2)                                                                                                                                  Represents 159,983.2 shares of Common Stock held by Reppert Investments Limited Partnership which are beneficially owned by Mr. Reppert.

Item 6	Ownership of More than Five Percent on Behalf of Another Person.
Not Applicable

Item 7	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.
Not Applicable

Item 8	Identification and Classification of Members of the Group.
Not Applicable

Item 9	Notice of Dissolution of Group.
Not Applicable

Item 10	Certification.
Not Applicable

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 8, 2011	/s/ Todd A. Reppert

Todd A. Reppert